Exhibit 99.1

Aether Global Innovations Corp. Signs Strategic Partnership MOU with Senseta, a deep tech, AI and big data-driven cybersecurity & intelligent drone services company

Vancouver, B.C. – August 16, 2023 – Aether Global Innovations Corp. (CSE: AETH) (OTC: AETHF) (Frankfurt: 4XA WKN# A2N8RH) (“Aether Global”, “AETH”, or the “Company”), a drone management and automation company, today announced the Company has signed a memorandum of understanding (MOU) for a Strategic Partnership with Grupo Senseta Inc. (“Senseta”), a deep tech, AI and big data-driven cybersecurity and intelligent drone services company. The Strategic Partnership MOU is non-binding until finalized and will focus initially on collaborative product  development focused on critical infrastructure and security applications for monitoring, surveillance and data collection of government facilities, critical infrastructure and pipelines, electrical grids and waterways.

Aether Global believes this Strategic Partnership with Senseta will bring great value in furthering the Company’s overall three (3) part business strategy for supporting critical infrastructures and large-scale facilities, which includes: (i) drone design and development, (ii) automation and integration and (iii) drone base station infrastructure and technology.

"We are excited with our discussions with Senseta around this Strategic Partnership for integrating their drone monitoring, surveillance and data capture technologies which fall nicely within our three (3) pronged business strategy,” shared Phil Lancaster, CEO and President of Aether Global Innovations. “Senseta has deep expertise in developing solutions that incorporate Artificial Intelligence (AI) and other technologies for large facilities and critical infrastructure operations, including power stations, oil refineries and water treatment facilities, as well as these facilities’ diverse networks of pipelines, waterways and energy grids. Coupled with our other partnerships in drone and UAV management and monitoring services, Senseta and its AI and big data drone solutions will definitely expand both companies’ opportunities in the marketplace.”

“Our team is very pleased about this opportunity to work with Aether Global on this Strategic Partnership,” shared Dr. Khalid Mohamed al-Ali, co-founder and executive chairman of Senseta. "This partnership helps us further Senseta's mission to revolutionizes the way information is captured and analysed and closes the gap between theories and ideas about reality and actionable knowledge through drone management and monitoring efforts."

Senseta and Aether Global have begun working on the final details of the Strategic Partnership. Both companies will update the marketplace, clients, partners and shareholders as market impacting achievements are delivered.

In other news, Aether Global announced that is has begun a digital and marketing awareness campaign which includes press initiatives, advertising and social media with Investing News Network (INN). These marketing and awareness programs include engagements with arm’s length parties for an aggregate gross expenditure of CDN$72,000 over a 12-month period.

About Aether Global Innovations Corp.

Aether Global Innovations (AETH) is an innovative UAV drone management and operations services company that focuses in three areas for critical infrastructure and large public and private facilities. These three areas include (i) drone management and surveillance monitoring, (ii) automation and integration for flight planning, new, innovative sensor payloads, stand-alone power source and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and take off. www.aethergic.com

About Senseta

Senseta is a Deep Tech, Artificial Intelligence, Big Data, Cybersecurity, & Intelligent Drone company servicing government entities and large organizations in the AEC (Architecture, Engineering and Construction), telecommunication, financial, health care, education & energy industries. Headquartered in Silicon Valley and with presence in the Middle East, Senseta bringing decades of proven experience and expertise in capturing and analyzing highly sensitive data, utilizing Artificial Intelligence and Manned & Unmanned Aerial Technologies, providing clients with state-of-the-art, efficient and rapid actionable intelligence. Learn more at https://senseta.com.

ON BEHALF OF AETHER GLOBAL BOARD OF DIRECTORS & SENSETA

Philip Lancaster, President and CEO

Aether Global Innovations Corp.

info@aethergic.com

Dr. Khalid M. Al-Ali, Co-Founder and Executive Chairman

Grupo Senseta Inc.

info@senseta.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.